FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2004


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: February 18, 2004

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            18 February 2004 Director Shareholding

Exhibit 99


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)   Name of company

     UNILEVER PLC


2)   Name of director

     ALL DIRECTORS IN COMMON WITH ALL EMPLOYEES OF UNILEVER PLC


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     SHARES HELD BY UNILEVER EMPLOYEE SHARE TRUST (JERSEY)


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     GREENWOOD NOMINEES LIMITED ACCOUNT NO: 438308


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     NO


6)   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     EXECUTIVE SHARE OPTION SCHEME EXERCISE


7)   Number of shares/amount of stock acquired

     N/A


8)   Percentage of issued class

     N/A


9)   Number of shares/amount of stock disposed

     i)     2,600
     ii)    2,600
     Total  5,200


10)  Percentage of issued class

     NEGLIGIBLE


11)  Class of security

     ORDINARY 1.4P SHARES


12)  Price per share

     i)   555.00P
     ii)  428.75P


13)  Date of transaction

     17 FEBRUARY 2004


14)  Date company informed

     17 FEBRUARY 2004


15)  Total holding following this notification

     46,808,159


16)  Total percentage holding of issued class following this notification

     1.608%


If a director has been granted options by the company please complete the following boxes

17)  Date of grant

     N/A


18)  Period during which or date on which exercisable

     N/A


19)  Total amount paid (if any) for grant of the option

     N/A


20)  Description of shares or debentures involved: class, number

     N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A


22) Total number of shares or debentures over which options held following this notification

     N/A


23)  Any additional information

     N/A


24)  Name of contact and telephone number for queries

     JOANNE MCDONALD 020 7822 5860


25) Name and signature of authorised company official responsible for making this notification

     ALISON DILLON, DEPUTY SECRETARY


26)  Date of Notification

     18 FEBRUARY 2004